UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On September 26, 2022, Farmmi, Inc., a Cayman Islands corporation (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor, in an unregistered private transaction, an unsecured promissory note on September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”), convertible into ordinary shares, $0.025 par value, of the Company (the “Ordinary Shares”), for $6,000,000.00 in gross proceeds.

The Note will bear interest at a rate of 7% per year and will have a term of twelve (12) months after the purchase price of the Note is delivered by the Investor to the Company (the “Purchase Price Date”). The Note will carry an original issue discount of $420,000.00 and include $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date, subject to maximum monthly redemption amount of $1,200,000. Redemptions may be satisfied in cash, Ordinary Shares or a combination of cash and Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Redemption Conversion Price (as defined in the Note), which is 80% of the lower of: (i) the closing price on the trading day immediately preceding the date the Redemption Conversion Price is measured, or (ii) the average closing price of the Ordinary Shares for the 5 trading days immediately preceding the date the Redemption Conversion Price is measured. Under the Purchase Agreement, while the Note is outstanding until 5 days after the Note is satisfied in full, the Company agreed to keep adequate current public information available, maintain its Nasdaq listing, and not make certain Restricted Issuance (as defined therein), among other things. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law. Further, if the Company fails to establish the Share Reserve (as defined in the Purchase Agreement) as required, the outstanding balance will automatically increase by 2.5% by January 31, 2023 and February 28, 2023, respectively.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the form of the Purchase Agreement and the Note, which are filed as Exhibits 10.1 and 4.1 to this report and are incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
4.1	Form of Convertible Promissory Note, dated September 26, 2022
10.1	Form of Securities Purchase Agreement, dated September 26, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: September 27, 2022	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer